KRAMER LEVIN NAFTALIS & FRANKEL LLP

RICHARD H. GILDEN PARTNER PHONE: 212-715-9486 FAX: 212-715-8000 RGILDEN@KRAMERLEVIN.COM

        August 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F 450 Fifth Street, N.E.
Washington, D.C. 20549-4561

Attn: Kathleen Collins

Re:	BluePhoenix Solutions Ltd. (the "Company") Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on March 31, 2009 File No. 333-06208

Dear Ms. Collins:

        Enclosed is a memorandum (the “Memorandum”) from the Company setting forth the response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to the Company, dated June 30, 2009 (the “Comment Letter”), with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”), which was filed with the Commission on March 31, 2009.

        For your convenience, the Staff’s comments contained in the Comment Letter have been restated in the Memorandum below in its entirety, with the responses to the comments set forth immediately under the comments. The headings and numbered paragraphs in the Memorandum correspond to the headings and numbered paragraphs of the Comment Letter.

Regards, /s/ Richard H. Gilden —————————————— Richard H. Gilden

cc:	Melissa Feider, Division of Corporation Finance

M E M O R A N D U M

TO:	Melissa Feider Division of Corporation Finance

FROM:	Varda Sagiv

DATE:	August 6, 2009

RE:	BluePhoenix Solutions Ltd. File No. 333-06208

        Please find attached BluePhoenix Solutions Ltd.‘s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to BluePhoenix Solutions Ltd., dated June 30, 2009.

        Please note that we have attached as Exhibits to our responses certain excerpts from the 2008 Form 20-F which set forth proposed revisions to the filing. Once the Staff indicates that it has no further commnets with regard to the filing, we intend to file an amended Form 20-F containing the final revised text. We have marked the relevant Exhibits containing excerpts from the Form 20-F to reflect changes made from the text of the Form 20-F.

BluePhoenix Solutions Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 4. Information on the Company

B. Business Overview

Customers 1 page 30

1.	We note that sales to The Capita Group Plc accounted for 10% of total fiscal 2008 revenues. Please tell us whether you are substantially dependent upon this relationship for purposes of Instruction 4(b)(ii) to Instructions as to Exhibits of Form 20-F.

Company Response:

The Company’s sales to The Capita Group Plc are related to a single, one time project. Accordingly, the Company is not substantially dependent upon this customer relationship for purpose of Instruction 4(b)(ii) to Instructions as to Exhibits of Form 20-F.

Item 5. Operating and Financial Review and Prospects

Overview, page 38

2.	Consider expanding this section to provide an executive level overview of your operating results that lends greater insight to and provides context for the remainder of the discussion. Identify the factors that your executives focus on in evaluating the financial condition and operating performance of your business. Disclose any key financial metrics tracked by management to assess the performance of your operations. Although we note your disclosure on page 38 regarding the negative impact of the global economic crisis on your business, consider quantifying the impact, to the extent possible, and discussing how management is responding or plans to respond to this and any other material trends of which management is aware. Refer to SEC Release No. 33-8350.

Company Response:

In response to the Staff’s comment, Exhibit A attached hereto is a proposed revision to the “Overview” section of Item 5.

As to the Staff’s comment regarding quantifying the negative impact of the global economic crisis on our business, the Company has noted in Item 5 that it cannot currently predict the timing or duration of the global economic crisis or the strength of any subsequent economic recovery. Therefore, the Company is unable to quantify the impact of such crisis at this time. In the revised “Overview,” as proposed, the Company discloses the measures the Company is taking in response to the crisis. Moreover, the Company states that the impairment charge taken in 2008 was mainly due to the global economic crisis.

Critical Accounting Policies

Impairment of Goodwill and Intangible Assets, page 42

3.	We note that you recorded a $13.3 million goodwill impairment charge for your IT modernization reporting unit for fiscal 2008. We also note that if the estimates or their related assumptions change in the future, you may be required to record additional impairment charges for your goodwill and intangible assets. In light of this uncertainty, please tell us what consideration you gave to providing quantitative disclosure of the sensitivity of your goodwill valuation, for your IT modernization reporting unit, to changes in your methodologies or assumptions based upon the guidance in Section V of our Release 33-8350.

Company Response:

The Company considered providing quantitative disclosure of the sensitivity of the goodwill valuation. However, the Company’s valuation, which consisted of a discounted cash flow model, is based on various assumptions as described in Exhibit B attached hereto. Such future assumptions will likely change given the uncertainty of the economic environment and the financial crisis. Furthermore, such assumptions might change in varying degrees and in opposite directions. Therefore, the Company does not believe the investors would benefit from the Company’s speculation as to these unpredictable variables.

A. Operating Results, page 48

4.	We note that you attribute fluctuations within services revenue to various factors, including acquisitions, increases in the number and size of projects for existing clients, and the addition of new clients. Given the significant increase in services revenue for the past two years, tell us how you considered quantifying the impact of each of these factors pursuant to Section 111.D of our Release 33-6835. Also, please refer to prior comments 1 and 2 of our letters dated August 2, 2007 and October 12, 2007, respectively.

Company Response:

In response to the Staff’s comment, Exhibit C attached hereto is a proposed revision to the “Operating Results” section of Item 5. The Company has deleted the reference to the addition of new clients being one of the main drivers of revenue growth. Revenues from services are derived from consulting services and maintenance based on existing customers with no material change in pricing. In addition, services are also derived from long term projects, as to which the Company contracts with customers for a single project. The size, duration, pricing, nature and scale of the projects are not consistent from one project to another, and each project stands alone. Therefore, the comparison of new clients in such long term projects to the previous year is not relevant.

5.	We note your disclosure in risk factors regarding the impact of increased pressures on pricing. Given the material changes in revenues for all periods presented, please tell us what consideration you gave to discussing in quantitative terms the extent to which material changes in revenue were due to increases in volume versus increases in pricing, as material. See Item 303 (a)(3)(iii) of Regulation S-K.

Company Response:

In response to the Staff’s comment and with reference to the Staff’s prior comments, Exhibit C attached hereto is a proposed revision to Item 5, “Operating and Financial Review and Prospects–Operating Results”, which includes a discussion regarding the increase in revenues versus increased pressure on pricing due to the economic crisis. We have indicated in the Exhibit that the pressure on pricing was starting to have its effect during the second half of 2008, but a strong backlog enabled us to maintain the revenue growth in the period presented.

B. Liquidity and Capital Resources

How We Have Financed Our Business, page 54

6.	We note that the aggregate amount outstanding under your credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. as of March 27, 2009 was $16 million. It appears that these agreements are material contracts and should be filed as exhibits. Refer to Instruction 4(a) to Instructions as to Exhibits of Form 20-F. Please advise. In addition, to the extent that these agreements remain material, they should be summarized in the “Material Contracts” section of your next Form 20-F.

Company Response:

In response to the Staff’s comment, we will file a copy of these agreements as exhibits to the Form 20-F. The exhibits will be in the Hebrew language accompanied by a summary of material terms. Exhibit D attached is a proposed revision to the “Material Contracts” section in Item 10 including a summary of material terms.

F. Tabular Disclosure of Contractual Obligations, page 60

7.	Tell us how you considered the disclosure requirements of Item 5.F of Form 20-F and explain why you have not included “loans from banks and others” in your contractual obligations table.

Company Response:

In response to the Staff’s comment, Exhibit E attached hereto is a proposed revision to the “Tabular Disclosure of Contractual Obligations” section of Item 5 to reflect the loans from banks.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 79

8.	With regard to the loans to MultiConn Technologies, which you have disclosed in this section, you do not appear to have provided all of the information required by Item 7.B.2 of Form 20-F, including the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Please advise.

Company Response:

In response to the Staff’s comment, Exhibit F attached hereto is a proposed revision to the “Related Party Transactions” section of Item 7 which reflects the nature of the loan and transaction in which it was incurred as well as the interest rate.

9.	Please clarify whether the amount paid to Mainsoft, which you have disclosed, constitutes all of the payments made to Mainsoft since the beginning of your last full fiscal year up to the latest practicable date.

Company Response:

In response to the Staff’s comment, Exhibit G attached hereto is a proposed revision to the “Related Party Transactions” section of Item 7 which reflects the fees that were received from Mainsoft for a full year and up to the latest practicable date.

Item 10. Additional Information

C. Material Contracts, page 88

10.	We note that you consider the purchase agreement of BridgeQuest, amended in January 2008, to be a material contract; however, it does not appear that you have filed this agreement as an exhibit. Please advise. Refer to Instruction 4(a) to Instructions as to Exhibits of Form 20-F.

Company Response:

The purchase agreement of BridgeQuest was filed as an exhibit to the 2007 Form 20-F and incorporated by reference in 2008 Form 20-F as Exhibit 4.10. There was an amendment to the purchase agreement in January 2008, under which the Company granted to the selling shareholders the immediate right to exercise 200,000 warrants granted in 2007 under the terms of the purchase agreement. As a result, $2.5 million was recorded as additional goodwill. (See Exhibit H) The Company does not consider this amendment to be a material contract.

Part II

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures page 99

11.	We note your statement that your disclosure controls and procedures were “effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” It is not clear from this statement that you have fully addressed whether your disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, were effective. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in reports that it files or submits under the Act … is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” While you have stated the results of your evaluation with respect to timeliness, please tell us whether your disclosure controls and procedures met the other elements of the rule and confirm that your disclosure will conform to the rule requirements in future filings.

Company Response:

We note your comment. The Company confirms that it met all elements of this Rule and will revise its disclosures to reflect this comment in future filings.

Item 18. Financial Statements

Note 1. Summary of Significant Accounting Policies

1. Goodwill and Other Purchased Intangible Assets, page F-11

12.	We note from your disclosures throughout your Form 20-F that the Company performed its goodwill impairment tests in fiscal 2008 and 2007 based on a third party valuation study. Please describe further the nature and extent of your reliance on the valuation specialist in determining the fair value of your reporting units for the purpose of testing goodwill for impairment. Additionally, tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Company Response:

The Company prepared and provided forecasts of its future earnings and cash flow, future operating margins, future growth and future capital expenditure. These figures have been reviewed by a third party valuation firm, Kesselman Finance PricewaterhouseCoopers Ltd. – PWC Israel, in order to calculate and assist the Company in determining the fair value of the reporting unit and the implied fair value of the goodwill based on the Weighted Average Cost of Capital applicable to the company. The valuation report was a significant factor, but not the sole factor, in connection with the Company’s determination.

Since no portion of the report or opinion of the valuation firm was quoted or summarized, a written consent of an expert would not be required to be filed as an exhibit in accordance with Rule 436(b) of Regulation C.

13.	We note that your market capitalization continues to be lower than your net assets as of December 31, 2008 and March 31, 2009. Please explain how the Company determined that the $13.3 million goodwill impairment charge of your IT modernization reporting unit was appropriate. In your response, please provide us with the carrying value and fair value (under both steps one and two) of this reporting unit as determined in your annual impairment test for fiscal 2008.

Additionally, please quantify the judgments and assumptions used in your analysis that are described on page F-12. We also note that you evaluated the reasonableness of the estimated fair value of your reporting units by reconciling it to market capitalization. Please provide us with this reconciliation and the quantitative and qualitative factors you considered to determine the fair value of the IT modernization reporting unit was reasonable.

Company Response:

With regard to the first part of the Staff’s comment, please refer to Exhibit B. With regard to the second part of the Staff’s comment, at December 31, 2008, the Company’s market capitalization fell below its carrying value. The Company applied a control premium to its market capitalization. The Company believes that including a control premium of 42% is supported by recent transaction data in its industry. Considering that inherent market fluctuations may affect any individual closing price, the Company also used a 90-day duration to determine its market capitalization by multiplying the shares outstanding by the average market price of its common stock over a 90-day period. In addition, the Company took into consideration qualitative factors such as growing pipeline and analyst reviews which gave the Company a target price per share of $4 to $5 and reflected a market capitalization of $85 million to $95 million. In addition, market research demonstrated a strong demand for legacy IT migration and modernization services. Recent market research, such as Gartner’s, dated December 3, 2008, ID G00163601, states that the challenge and opportunity of leveraging the legacy is intensifying. A commissioned study conducted by Forrester Consulting on behalf of the Company in March 2009 indicates the desire of enterprises in North America to migrate from legacy computing platforms, databases and programming languages. Based on this survey, out of the businesses planning near term legacy system migration activities, 86% have allocated 10% or more of their total IT budgets for the work.

Note 2. Certain Transactions, page F-23

14.	The increases in goodwill due to recent acquisitions and/or contingent consideration issued during fiscal 2008 and 2007 as described in Note 2 do not appear to reconcile to the total increases in goodwill disclosed in Note 5 of $15.7 million and $15.9 million for fiscal 2008 and 2007, respectively. Please provide us with a reconciliation of these increases to the information provided in Note 2. In your reconciliation, please indicate whether contingent payments were made in cash, shares, or other consideration.

Company Response:

        See Exhibit H in response to the Staff’s comment.

15.	You indicate on page F-30 that you paid $2.1 million in additional consideration in 2008 as a result of an amendment to the purchase agreement for CodeStream Software Ltd. in December, 2007. In your fiscal 2007 Form 20-F, you make reference to this payment as contingent consideration. Please describe the nature of this contingency in further detail, the accounting literature you considered in recording it, and how you considered disclosing this information pursuant to paragraph 51(f) of SFAS 141. In addition, please provide this information for contingent payments made for the BridgeQuest Inc. acquisition of $1.6 million (i.e. the “final consideration”). Furthermore, please provide us with the assumptions used to value the warrants issued at $2.5 million.

Company Response:

With regard to CodeStream, the Company purchased certain business activities of CodeStream in 2006. According to the purchase agreement, the Company undertook to pay a contingent consideration upon achieving revenue targets with regard to specific contracts and net value of certain contracts. At the end of 2007, since the required milestones with regard to CodeStream operations were achieved, the company recorded liability of $2.1 million with respect to this contingent consideration in accordance with paragraph 27 of SFAS 141.

With regard to BridgeQuest, the Company committed to pay the former shareholders of BridgeQuest contingent consideration based on a multiplier of between 4 times and 5.5 times BridgeQuest’s average operating profit in 2008 and 2009. In late 2008, the Company renegotiated the terms with the former shareholders of BridgeQuest, and the parties agreed that an amount of $1.6 million will be paid as final consideration for both years instead of the above mentioned multiplier. Following that, an additional cost of goodwill of $1.6 million was recorded in accordance with paragraph 27 of SFAS 141.

With regard to the value, warrants to purchase 200,000 BluePhoenix’ ordinary shares were valued at $2.5 million based on Black and Scholes pricing model with the following assumptions: expected volatility 44%, risk free interest rate 2.92%, expected life of 5 years, and dividend yield 0%.

16.	Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.

Company Response:

The goodwill derived from our acquisitions is not deductible for tax purposes according to Israeli tax law.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 98

17.	We note your disclosures that the Company is exposed to several market risks such as foreign currency exchange rates and potentially interest rate risk. Tell us how you considered providing the quantitative disclosure required by Item 11 of Form 20-F and Item 305(a) of Regulation S-K for these risks.

Company Response:

In response to the Staff’s comment, a proposed revision to the disclosure has been revised on Exhibit I attached to reflect the Company’s exposure to foreign currency exchange rates.

Forms 6-K filed on February 17, 2009 and May 12, 2009

18.	We note the columnar format of your GAAP to Non-GAAP reconciliation in the Forms 6-K noted above, which gives the unwarranted impression to investors that the non-GAAP operating statement has been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please confirm that you will remove this presentation in future filings and your reconciliation will conform to, or be similar to, the presentation you provided in the Form 6-K filed on July 31, 2007 in response to our prior comment 12 in your letter dated September 21, 2007.

Company Response:

The Company will remove this presentation in future filings and the non-GAAP reconciliation will be similar to the presentation the Company provided in the Form 6-K filed on July 31, 2007.

EXHIBIT A

Overview

        We ~~have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. As a result,~~concentrate our resources on a single line of business – IT modernization solutions. We continue to pursue selective acquisitions that we believe will enrich our technological offering and will expose us to new geographies and markets. As a result of recent acquisitions and other factors described below under “Operating Results,” our revenues increased during recent years, from $61.4 million in 2006 to $81.2 million in 2007 and to $91.7 million in 2008.

        We ~~enhanced~~enhance our solutions and services via internal development of new software tools and ~~through acquisitions and investments. We~~ devote significant resources to the development and marketing of new software modernization tools. We continue to reinvest in the Company through our investment in technology and process improvement. In 2008, our investment in research and development amounted to $18.4 million, as compared to $12.7 million in 2007. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and we invest in a skilled and specialized workforce.

        In January 2008, we acquired TIS, a company incorporated in Cyprus~~,~~ that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited, or TIS. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. In May 2008, we acquired the activity of JLC, an offshore professional outsourcing center in Nitzni, Russia.

        We believe that several factors have significantly contributed to the increasing interest in our solutions and have helped to drive the growth in revenues from services. We continued to strengthen our sales team. Management has devoted significant attention to market awareness and to establishing a strong reputation as a leader in the modernization market. We have also increased our marketing efforts through targeted exhibitions, an expanded public relations program, web and email marketing, online web casts and other lead generation campaigns.

        In evaluating our results, we focus on several key financial and operating data, including revenue growth and operating margin, recurring revenues, pipe-line, cash flow and adjusted EBITDA excluding non-cash items such as stock-based compensation and amortization of intangible assets. Adjusted EBITDA serves as an additional indicator of our operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under GAAP. We believe that EBITDA is useful to investors as a measure of operating performance because it considers the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, we believe that EBITDA is a measure commonly used by analysts and investors in our industry and that current shareholders and potential investors in our company use multiples of EBITDA in making investment decisions about our company. We also believe that many analysts adjust EBITDA to exclude accounting charges for stock-based compensation. Accordingly, we have disclosed this information to permit a more thorough analysis of our operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies. Internally, our management uses adjusted EBITDA as one of the main measures to allocate resources and evaluate the performance of each of our business segments.

        Pursuant to an impairment test performed by us for 2008, ~~based on~~with the assistance of a third party valuation ~~study~~firm in determining the fair value, an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, has been identified and was charged to income. This impairment loss is attributed mainly to the effect of the recent global economic and financial crisis on our business as described below.

        The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. We also cannot ~~know how~~predict the effect of the economic conditions ~~will affect~~on our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2008. In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that will have a cost effective impact on the customers’ IT spending, which is particularly important during a difficult economic environment. We have also implemented initiatives to reduce costs and improve working capital to mitigate the effects of the different related economic conditions on our business.

        Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including: global economic trends, like the recent global economic crisis; fluctuations in foreign currencies exchange rates in which we operate compared to the US dollar, our reporting currency; fluctuation in sale of software products; the impact of acquisitions and dispositions of companies, and the difficulties we have encountered in introducing our tools to the market. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

EXHIBIT B

Main assumptions used in the discounted cash flow model

Financial Forecast

The fair value was based on the financial projections for the period from January 1, 2009 throughout 2013 inclusive and a representative year based on future cash flow.

Revenues Forecast

BluePhoenix generated revenues of $91,745 thousand and $81,222 thousand in 2008 and 2007, respectively, representing an annual growth rate of 13%. It was estimated that revenues for 2009 would remain stable in comparison to 2008 considering BluePhoenix’ backlog as of December 31, 2008 and its estimation regarding the potential influence of the deterioration of general market conditions on its business. Revenues for the year 2010, 2011, 2012 and 2013 were estimated to grow at rates of 5%, 15%, 10% and 7%, respectively.

Gross Profit

BluePhoenix’s gross margin, excluding amortization of intangible assets reached 68% and 59.8% in the fiscal years 2008 and 2007, respectively. The gross margin for 2009, at the rate of 60.5%, was based on 2009 budgeted cost of revenues and is expected to remain stable throughout the Projection Period.

Operating Expenses

The operating expenses of BluePhoenix consist of research and development (“R&D”) expenses, selling and marketing (“S&M”) expenses and general and administrative (“G&A”) expenses. Operating expenses excluding non-recurring charges, for 2008 amounted to $45,574 thousand. Of this sum, 40.3%, 20.1% and 39.6% were R&D expenses, S&M expenses, and G&A expenses, respectively. The percentages of R&D, S&M and G&A expenses compared to revenues were 20%, 10% and 19.6%, respectively.

The percentage of R&D expenses compared to revenues is expected to decrease throughout the Projection Period to 19.4%, the percentage of S&M expenses from revenues is expected to remain stable at the rate of 11% in order to support the revenues forecast throughout the Projection Period and the percentage of G&A expenses from revenues is expected to decrease throughout the Projection Period to 18%.

Discount Rate

The weighted average cost of capital (“WACC”) of BluePhoenix was estimated at 17% based on the Capital Asset Pricing Model, including small firm risk premium.

Residual Value

In calculating the residual value of BluePhoenix, a normalized available cash flow was estimated for the representative year. This normalized available cash flow of BluePhoenix was estimated to grow at 4%, in nominal terms, per annum, which is approximately the growth of the Israeli economy.

Carrying Amounts and Fair Value

The table below presents the carrying amount and the fair value of BluePhoenix, under the goodwill impairment test for steps one and two, as of December 31, 2008:

Summary of Values
($'000)
	Carrying Amount	Fair Value

Net assets	40,489	42,390
Goodwill	65,334

Total carrying amount of reporting unit	105,823
Fair Value of reporting unit	94,395	94,395

Difference (failed step one)	(11,428)

Implied Fair Value of goodwill		52,005
Book value of goodwill		65,334

Goodwill impairment loss		(13,329)

EXHIBIT C

Years Ended December 31, 2008 and 2007

        Revenues. Revenues increased 13% from $81.2 million in 2007 to $91.7 million in 2008.

        Revenues generated from our services increased by 38%, from $61.7 million in 2007 to $84.9 million in 2008. Our ~~revenue~~services’ revenues growth is attributable to ~~a number of~~the following factors~~, including~~: Our acquisitions ~~we made by us, such as the acquisition of TIS and JLC, increases in the number and size of projects for existing clients, and the addition of new clients.~~ of TIS and JLC contributed approximately $6.3 million in 2008 revenues in the aggregate. The remaining increase is attributed to revenue generated from certain sizable IT modernization projects.

        Revenues generated from our products (software license) decreased by 65% from $19.6 million in 2007 to $6.9 million in ~~2008, as in 2007~~2008. In 2007, we signed several large-scale software agreements ~~compared to~~. However, in 2008, ~~in which~~ we encountered a growing demand for turn-key projects~~, rather than products sales.~~ rather than product sales. Approximately 60% of our revenues in 2008 were derived from financial institutions. Following the economic crisis that accelerated in the second half of 2008, we began to feel the effect of the crisis on our business in regard to pricing. However, a strong backlog of services enabled us to show growth in revenues in 2008.

EXHIBIT D

C.	Material Contracts

        We consider the agreements related to the $35 million private placement of shares and warrants completed in November 2007, the purchase agreement of BridgeQuest, the purchase agreement of ASNA and the purchase agreement with CodeStream, as material contracts. For a summary of the terms of these transactions, see “Item 4.B. Business Overview – Investments and Acquisitions” and “Item 5.B. Liquidity and Capital Resources.”

        In addition, on September 2008 we entered into loan agreements with three commercial banks in Israel, Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. and the First International Bank Ltd. The aggregate amount outstanding under the credit facilities with these banks was $16 million. The loans are in US dollars and bear an average interest rate of Libor (3 months) plus 2.7%. The loans were set for different maturity periods from one year to five years.

        In connection with these credit facilities, we committed to the banks to comply with certain covenants related to our operations, such as:

—	maintaining a minimum level of shareholders' equity of no less than 40% of our total assets and no less than $50 million;

—	maintaining a minimum level of tangible shareholders' equity not to exceed a deficit of $30 million;

—	maintaining a level of annual operating income before impairment, depreciation and amortization of no less than $5 million; and

—	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 40%.

        To date, we have met all such covenants.

EXHIBIT E

The following table summarizes our contractual obligations and commitments as of December 31, 2008:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	In thousands $

Contingent consideration	9,390	9,390	-	-	-

Operating lease obligations	5,400	2,938	2,235	227	-

Loans from banks	16,069	1,021	10,735	4,313	-

	~~14,790~~	~~12,328~~	~~2,235~~	~~227~~	-
Total	30,859	13,349	12,970	4,540

        The above table does not include ~~interest payments and~~ royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2008, $921,000. For more information about grants received from the OCS, see “Item 4.B. Business Overview – Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

EXHIBIT F

        ~~In the past, we lent to our subsidiary,~~ MultiConn Technologies, in which we held 40% of the outstanding share capital~~, an aggregate amount of $2.5 million~~ was consolidated in our financial statements commencing 2004. We agreed to make a certain loan to MultiConn Technologies as part of our agreement to acquire an interest in the company. The outstanding debt as of March 27, 2009 owed by MultiConn Technologies to us amounted to $1.1 million, the same as on December 31, 2008 and December 31, 2007. The loan is stated in NIS and is linked to the changes in the NIS to US dollar exchange rates. There is no set maturity date for this debt. During 2008, we purchased the ~~entire~~remaining outstanding share capital of MultiConn Technologies not owned by us and we currently wholly own MultiConn Technologies, and the loan and related interest has been eliminated in consolidating our financial statements.

EXHIBIT G

        In 2000, we entered into a management agreement with Mainsoft (which was our subsidiary until June 2008), under which we provided Mainsoft with management and advisory consulting services until December 2007. The annual rate, as amended in January 2006, and was set at $60,000 and paid annually. In October 2008, Mainsoft paid to us an amount of $60,000 as a final payment for these services. Accordingly, $60,000 was the full amount paid during 2008 and no amounts have been paid in 2009.

EXHIBIT H

		2007		2008
	Reference	Additional Goodwill when a Contingent Consideration is Resolved	Goodwill at Acquisition Date	Additional Goodwill when a Contingent Consideration is Resolved	Goodwill at Acquisition Date
TIS	A			3,070 (cash)	(988) cash
BridgeQuest	See Note 2 to the financial statements		2,257 (cash)
BridgeQuest	See Note 2 to the financial statements	1,836 (cash)
BridgeQuest	See Note 2 to the financial statements			2,557 (warrants)
BridgeQuest	See Note 2 to the financial statements			1,620 (cash)
Asna	See Note 2 to the financial statements		3,718 (cash)
Asna	B	746		-746
CodeStream	C	2,502 (cash)
CodeStream	See Note 2 to the financial statements			3,782 (shares)
CodeStream	D			3,459 (cash)
I-Ter	E	4,608 (cash)
I-Ter	F			1,645 (cash)
JLC	See Note 2 to the financial statements				710 (cash)
JLC	See Note 2 to the financial statements			406 (cash)
OutLook	See Note 2 to the financial statements	189 (cash)
Zulu	G			46 (cash)
BluePhoenix Romania	G			90 (cash)
Sub Total		9,881	5,975	15,929	(278)
Total	H	15,856		15,651

Reference:

A.	As discussed in Note 2.A to the financial statements, the amount assigned to the assets acquired and liabilities assumed exceeded the cost of the acquired entity. In accordance with paragraph 46 to SFAS 141, since the acquisition involved contingent consideration that might result in recognition of an additional element of cost when the contingency is resolved, the excess (negative goodwill) was recognized as a liability at the acquisition date. At acquisition date, the excess was $988 thousand as shown in the allocation table of Note 2.A. This amount reduced additional goodwill that was recorded against liability in the amount of $3,070 thousand based on the 2008 contingent consideration. In Note 2.A. to the financial statements, we disclosed the maximum 2008 year end unrecognized liability in the amount of $5 million.

B.	A contingent consideration of $746 thousand was inadvertently recorded in 2007 a liability against goodwill, and was reversed in 2008. In Note 2.C. to the financial statements it was mentioned that no contingent consideration should be recorded.

C.	The difference to Note 2.E. (in the Note the amount is $2.1 million) derived from an amount put in escrow in 2006 and transferred to the selling shareholders in 2007 upon finalize certain conditions per the purchase agreement.

D.	In Note 2.E. to the financial statements, the amount of $2.5 million represents the liability as of December 31, 2008. The liabilty was recorded in April 2008 in the amount of $3,459 thousand upon reaching certain milestone. Since the liability was stated in British pound, it was decreased to $2.5 million to reflect the liability in US Dollar as of December 31, 2008.

E.	In Note 2.E. in 2007 financial statements, the $5.1 million represents the total accumulated goodwill with respect to I-Ter’s acquisition as of December 31, 2007.

F.	The $6.5 million in Note 2.F to the financial statement represents the total accumulated goodwill with regard to I-Ter acquisition as of December 31, 2008.

G.	The amount was not indicated in Note 2 as the amount was not material.

H.	Reconcile with Note 5 to the financial statements.

EXHIBIT I

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        In light of our multi-currency activity and our exposure to fluctuation in foreign currencies exchange rates, we presently engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. The Company uses foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133.

        We invest our cash and cash equivalents in short-term deposits. As of December 31, 2008, we invested substantially all of the cash we held in US$ deposits. As of December 31, 2008, we had approximately $16 million outstanding loans to banks denominated in U.S. dollars.

        Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. ~~As of December 31, 2008, we had $16 million outstanding loans to banks.~~ Exposure relating to these exchange rates is recorded under the financial expenses line item of our consolidated statements of operations. Accordingly, financial expenses may fluctuate significantly from quarter to quarter.

        The table below details the balance sheet main currency exposure for which the Company uses different foreign currency instruments in order to minimize its exposure (i.e., the gap between accounts receivables and accounts payables in a given currency). The details are provided by currency, as of December 31, 2008 (at fair value):

	Euro	British Pound	New Israeli Shekel	Danish Kroner	USD	Other	Total

Accounts Receivables	24%	20%	5%	8%	42%	1%	100%
Accounts Payables	19%	19%	32%	8%	21%	1%	100%

The table below details (US Dollar in thousands) the derivative instrument in order to limit the exposure to exchange rate fluctuations. The data are as of December 31, 2008 and are presented in U.S. Dollar equivalents. All instruments are matured in 2009:

Forward:

	Buy	Cross currency (Sell)	Notional amount	Weighted average settlement ratio

	USD	EURO	1,265	1.26
	USD	GBP	765	1.53
	USD	NIS	6,510	3.82

Options:	EURO	USD	1,394	1.35
	GBP	USD	730	1.6
	USD	NIS	500	4.13
	NIS	USD	517	3.93

In light of our multi-currency activity and our exposure to fluctuation in foreign currencies exchange rates, we presently engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. The Company uses foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133.